

November 13, 2023

David Gow
Chief Executive Officer
SportsMap Tech Acquisition Corp.
5353 West Alabama, Suite 415
Houston, Texas 77056

> **Re: SportsMap Tech Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 10, 2023**
> **File No. 001-40916**

Dear David Gow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ralph de Martino, Esq.